

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 17, 2009

via U.S. mail and facsimile

Mark V. McDonough, CFO
Taylor Devices, Inc.
90 Taylor Drive
P.O. Box 748
N. Tonawanda, New York 14120-0748

> **RE:** **Taylor Devices, Inc.**
> **Form 10-KSB for the Fiscal Year Ended May 31, 2008**
> **Filed August 21, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended August 31, 2008 and**
> **November 30, 2008**
> **File No. 0-3498**

Dear Mr. McDonough:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended May 31, 2008

Item 6. Management's Discussion and Analysis or Plan of Operation, page 12

1. In your letter to us dated February 27, 2006, you agreed to identify and disclose all of
    your critical accounting policies and estimates that are critical to the preparation of
    your consolidated financial statements. However, it does not appear as though you
    have provided such disclosures. Based on your disclosures, it would appear that
    some of your critical accounting estimates would include, at a minimum, (a) total
    estimated costs to complete when you recognize revenue under the percentage-of-
    completion method; (b) realizability of your inventory; (c) assessment of your
    deferred tax assets for a valuation allowance; and (d) realizability of your accounts
    receivable and costs and estimated earnings in excess of billings. Refer to Section
    501.14 of the Financial Reporting Codification for guidance. Please provide us with
    the disclosures you intend to include in future filings.

Results of Operations, page 12

2. In future filings, please provide an analysis of the material components of your
    effective tax rate for each period presented. For example, provide an explanation as
    to why your statutory rate increased significantly from fiscal year 2008 versus fiscal
    year 2007.

Capital Resources, Line of Credit and Long-Term Debt, page 16

3. Please revise your disclosure in future filings to include the actual amounts/ratios of
    your financial covenants in addition to the requirements as of the most recent period.
     This will allow readers to compare the actual amounts/ratios to the
    minimum/maximum requirements per your credit agreements and to easily
    understand your current status in meeting your financial covenants. Such disclosure
    should only be excluded if you believe that the likelihood of default is remote. Please
    also disclose the amount available under your line of credit without violating any of
    your debt covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial
    Reporting Codification for guidance.

Item 8A(T). Controls and Procedures, page 19

4. We note your disclosure that your "disclosure controls and procedures were effective
    to ensure that material information relating to the Company was accumulated and
    communicated to the Company's management, including its principal executive
    officer and principal financial officer, to allow for timely decisions regarding required
    disclosures." Please revise your disclosure in future filings and confirm to us, if true,
    that your officers concluded that your disclosure controls and procedures are effective

to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and that information required to be disclosed in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e) for the full definition of disclosure controls and procedures. Otherwise, please conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

1. Summary of Significant Accounting Policies, page 33

Revenue Recognition, page 34

5. In future filings, please disclose the percentage of revenues recognized under each method for each period presented.

10. Sales, page 37

6. We note your disclosure in Exhibit 20 to your Form 10-Q for the fiscal quarter ended November 30, 2008, that you provided details of your product sales by discrete product mix at your annual meeting of shareholders. In future filings, please disclose your sales by discrete product mix for each period presented in accordance with paragraph 37 of SFAS 131.

11. Income Taxes, page 37

7. In future filings, please disclose the amount of taxable income you need to generate to realize your deferred tax assets either here or in MD&A in your critical accounting policy disclosures.

8. In future filings, please provide the disclosures required by paragraph 44.c. of SFAS 109 regarding your undistributed foreign earnings.

21. Business Combination, page 40

9. We note that you completed the step acquisition of Developments on April 1, 2008 so that you now own 100% of Developments and consequently 100% of Tayco Realty, Inc., which you were consolidating prior to this transaction. Specifically, we note that you acquired the remaining 77% of Developments' outstanding common stock through the issuance of your common stock on a one-for-one basis. Please address each of the following regarding this transaction:

- Please tell us why you believe the average closing bid and ask prices for your shares of common stock on March 31, 2008, is the appropriate fair value for the shares issued to the holders of Developments 77% shares of common stock. In this regard, we note that your and Developments' boards of directors approved and adopted the terms of an agreement and plan of merger by December 7, 2007, when you filed the Form S-4. Refer to paragraph 22 of SFAS 141 and EITF 99-12 for guidance.

- We note that Developments' most significant asset was its ownership interest in your shares of common stock. Please tell us how you determined to allocate the full fair value of these shares to the re-acquisition of your shares of common stock from the fair value of the shares issued to the 77% owners of Development. In this regard, it would appear that you already owned 23% of the shares owned by Development. Further, the measurement date for the re-acquisition of your shares of common stock from Development for the remaining 77% may be different from the measurement date of the acquisition of Developments' business. Please also tell us the authoritative literature that supports your accounting.

- We note that you are including the consolidation entries for Developments in your determination of your cost to acquire the 77% interest in Developments. Please provide us with a detailed explanation as to how you determined the cost of acquiring the remaining 77% interest in Developments, which should address the inclusion of the elimination entries for consolidation. Please also ensure your explanation includes the authoritative literature that supports your accounting. Refer to paragraphs 20-24 of SFAS 141 for guidance.

- We note your disclosure of the fair value of the net assets acquired from your acquisition of the 77% interest in Developments. We further note that Developments is a patent holding company that also performed research and development activities for you. However, it does not appear as though you have assigned a value to the patents and other technology-based intangible assets. Please provide us with a detailed explanation as to your consideration of the fair value of all of the assets acquired from Developments. Refer to paragraphs 37-42 and A10-A28 of SFAS 141 for guidance.

- Please confirm to us that you have recognized a step-up in fair value for the 77% interest in Developments acquired in this acquisition. In this regard, please provide us your detailed calculation of the net assets acquired and your determination that the acquisition of the 77% interest in Developments resulting in excess fair value of acquired net assets over cost.

- We note your disclosure that you issued 290,361 common shares as a result of the business combination. However, we note from your Form S-4 filed on January 18, 2008 that Developments had 759,611 shares of common stock outstanding held by shareholders other than you. Please clarify your disclosure to us and in future filings.

- In future filings, please significantly revise your disclosures for this transaction to clearly explain all of the material terms of the agreement and how you have accounted for the transaction. Please ensure your revised disclosures addresses the concerns raised in this comment. Refer to paragraphs 51-52 and 54-56 of SFAS 141 for guidance. Please provide us with the disclosures you intend to include in future filings.

Exhibits 31(i) and 31(ii)

10. Please amend your Form 10-KSB and first quarter of fiscal year 2009 Form 10-Q to provide the certifications of Section 302 of the Sarbanes-Oxley Act of 2002 that conforms to the language in Item 601(B)(31) of Regulation S-B/S-K. Specifically, please:
    - Remove the title of the certifier from the introduction.
    - Include the phrase, "and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))" in the introduction for paragraph 4.

    Please note that when you amend your Form 10-KSB and Form 10-Q to provide the revised 302 certifications, the certifications should refer to your amended filing in the first paragraph. Also, you only need to include Item 8A(T). Controls and Procedures and Item 15. Exhibits and Financial Statement Schedules, as such you do not need to include paragraph 3 of the 302 certifications.

Form 10-Q for the Fiscal Quarter Ended November 30, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

General

11. We note that Douglas P. Taylor, CEO, expressed reservations as to the impact the current economic environment may have on your results of operations and potentially on your cash flows at the annual meeting of shareholders. However, you have not provided investors with any insight as to whether such worldwide events have impacted your operating results and/or your cash flows within MD&A. In future filings, please provide investors with a detailed discussion as to whether the current economic events have had a material impact on your consolidated financial

statements including management's expectations as to any future impact on your operating results and cash flows. Your disclosures should also include how management is addressing these concerns. Refer to Item 303(A) of Regulation S-K and Sections 501.12 and 501.13 of the Financial Reporting for guidance.

Results of Operations, page 7

12. We note you reversed $250,000 of bad debt expense during the second quarter of fiscal year 2009. It appears this reversal materially impacted your operating results for the six months ended November 30, 2008. Please explain to us the nature and underlying reasons for the reversal and the basis for the accounting treatment.

Capital Resources, Line of Credit and Long-Term Debt, page 10

13. In future filings, please provide a discussion and analysis of the material factors impacting your inventory turnover ratio. In this regard, we note that inventory is your largest asset at 39% of total assets as of November 30, 2008 and your inventory turnover ratio decreased to 1.6 as compared to 1.9 as of November 30, 2007.

14. We note accounts receivable and costs and estimated earnings in excess of billings (CIEB) have materially impacted your operating cash flows and are 39% and 29% of total current assets and total assets, respectively, as of November 30, 2008. In addition to the analysis you currently provide, please disclose accounts receivable days sales outstanding along with an analysis of material changes in the days for each period presented. For CIEB, please disclose the amount that has been subsequently billed to customers. If a material portion of CIEB was not subsequently billed, provide an explanation as to why.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief